UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    NMBT CORP
                                ---------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                    629189101
                                 --------------
                                 (CUSIP Number)

  Deborah L. Fish, Vice President & Treasurer, 100 Park Lane, New Milford, CT
                           06776-2400, (860) 355-1171
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.      629189101                          Page    1    of    3    Pages
          -------------------                          -------    -------

   1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
                           Robert W. X. Martin
                           ###-##-####

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]

   3  SEC USE ONLY

   4  SOURCE OF FUNDS*
                           OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]


   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                           U. S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          7   SOLE VOTING POWER
                                             51,536 shares

           8   SHARED VOTING POWER
                                             98,959 shares

          9   SOLE DISPOSITIVE POWER
                                             51,536 shares

         10   SHARED DISPOSITIVE POWER
                                             98,959 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            150,495 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            5.8%

14   TYPE OF REPORTING PERSON*
                                            IN

SCHEDULE 13D
------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock of NMBT CORP. The names and addresses of the executive officers of NMBT CORP are:

     Michael D. Carrigan, President and Chief Executive Officer
         212 Patriot Road
         Southbury, CT 06488-1278

     Jay C. Lent, Secretary and Chief Financial Officer
         Candlewood Isle, P.O. Box 407
         New Fairfield, CT 06812

     Deborah L. Fish, Treasurer
         168 Weekeepeemee Road
         Woodbury, CT 06798

ITEM 2. IDENTITY AND BACKGROUND

     The name, address and Social Security Number of the (natural) person on whose behalf this statement is being filed is:

                           Robert W. X. Martin
                            42 Marwick Manor
                           New Milford, CT 06776
                           ###-##-####

     Mr. Martin, retired, is a Director and Assistant Secretary of NMBT CORP. During the last five years, he has neither been convicted in any criminal proceeding nor been a party to any civil proceeding. Mr. Martin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Martin acquired his shares of NMBT CORP Common Stock on November 25, 1997, through the conversion of his shares of the Common Stock of The New Milford Bank & Trust Company.

ITEM 4. PURPOSE OF TRANSACTION

Not applicable. (The purpose of the acquisition by Mr. Martin of securities of The New Milford Bank & Trust Company was for personal investment.)

SCHEDULE 13D
------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Martin beneficially owns 150,495 shares of NMBT CORP Common Stock constituting 5.8% of such shares outstanding, including 3,000 shares which Mr. Martin has been granted the option to purchase. He owns 48,536 shares with sole power to vote and dispose and 98,959 shares with shared power to vote and dispose. There have been no transactions effected during the past sixty days by Mr. Martin.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 25, 1997
Date




--------------------------------------
Signature

Robert W. X. Martin
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Name/Title